Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors General Electric Company:

We consent to the incorporation by reference in the registration statements (Nos. 33-47500, 333-23767, 333-96287, 333-99671, 333-155585, 333-158071 and 333-177805) on Form S-8 of General Electric Company of our report dated June 21, 2013, with respect to the statements of net assets available for plan benefits of the GE Savings and Security Program as of December 31, 2012 and 2011, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the GE Savings and Security Program.

New York, New York

/s/ KPMG LLP
KPMG LLP
June 21, 2013